AUDITORS’ CONSENT

To: C21 Investments Inc. (formerly Curlew Lake Resources Inc.)

We consent to the incorporation by reference of our report to the shareholders of C21 Investments Inc. (formerly Curlew Lake Resources Inc.) (“the Company”) on the statements of financial position of the Company as at January 31, 2017 and 2016 and the statements of loss and comprehensive loss, changes in shareholders’ deficiency and cash flows for each of the years in the two-year period ended January 31, 2017 and 2016, and a summary of significant accounting policies and other explanatory information in the Registration Statement Form 40-F of the Company dated August 24, 2018. Our report is dated May 29, 2017.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

August 24, 2018